Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement on Form S-4 for the Floating Rate Convertible Senior Debentures (No. 333-115781) of Apogent Technologies Inc. and Fisher Scientific International Inc. of our report dated March 2, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2002), appearing in the Annual Report on Form 10-K of Fisher Scientific International Inc. for the year ended December 31, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

July 13, 2004

New York, New York